EXHIBIT 99.1

Stantec Closes $288 Million Bought Deal Offering of Common Shares

EDMONTON, Alberta, Nov. 29, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec Inc. (the “Corporation” or “Stantec”), a global leader in sustainable design and engineering, is pleased to announce that it has closed its previously announced bought deal public offering of common shares (the “Offering”). Pursuant to the Offering, Stantec issued 3,108,450 common shares (the “Shares”) from treasury, including 405,450 Shares issued in connection with the exercise in full of the over-allotment option granted to the Underwriters (as defined below), at a price of $92.50 per Share, for total gross proceeds of $287,531,625. The Offering was completed through a syndicate of underwriters (collectively, the “Underwriters”), co-led by National Bank Financial Inc. and CIBC Capital Markets, acting as co-bookrunners.

Stantec intends to use the net proceeds of the Offering to repay balances outstanding on its revolving credit facility with the intention of creating additional capacity to fund future acquisition opportunities and growth initiatives, as well as for general corporate purposes.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements under applicable securities laws. These statements include, without limitation, the expected use of the net proceeds of the Offering and the Corporation's ability to fund future acquisition opportunities and growth opportunities. Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, cash flow projections, project cancellations, access and retention of skilled labor, decreased infrastructure spending levels, decrease or end to stimulus programs, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Corporation.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three and nine month periods ended September 30, 2023, there has been no significant change in the risk factors from those described in Stantec's 2022 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.ca or Stantec’s website, Stantec.com. You may obtain a hard copy of the 2022 annual report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com